SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DOUBLES COLOGNE TRAFFIC & LAUNCHES NEW BERLIN ROUTE

7 NEW ROUTES, 2M CUSTOMERS P.A.

Ryanair, Europe's favourite airline, today (10 Mar) announced that it will double its Cologne traffic as it launched 7 new routes, including a 4 x daily service to/from Berlin, as part of its Cologne Winter 2015/16 schedule (17 routes in total), which will deliver 2m customers p.a., and support 2,000* "on-site" jobs.

From winter 2015, Ryanair will grow in Cologne as follows:

• From 1 to 3 based aircraft ($300m investment)
• 7 new routes: Berlin, Copenhagen, Gran Canaria, Milan, Porto, Valencia & Warsaw
• 17 routes in total
• Extra flights: London (17 x pw), Palma (4 x pw), Rome (2 x daily), Tenerife (3 x pw)
• 129 weekly flights
• 2m customers p.a.
• 2,000 "on site" jobs

Ryanair's new Cologne routes go on sale on the Ryanair.com website tomorrow (Wednesday). Ryanair celebrated the launch of its Cologne Winter 2015/16 schedule, as well as its 30th birthday, by releasing 100,000 seats for sale across its European network, at prices from €19.99 for travel in April and May, which must be booked by Thursday (12 Mar).

In Cologne, Ryanair's Robin Kiely said:

"Ryanair is pleased to launch its Cologne Winter 2015/16 schedule, with 7 new routes, including a new 4 x daily route to Berlin and 17 routes in total, which will deliver 2m annual customers and support 2,000 local jobs.

German consumers and visitors already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book 17 Cologne routes on our improved website and great new app, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our new Family Extra and Business Plus services, and use their personal electronic devices at all stages of their flight, as Ryanair continues to deliver so much more than just the lowest fares.

Germany is a significant growth market for Ryanair and we will continue to connect key German cities with Europe's major centres of business, with new Cologne routes to Berlin, Copenhagen, Milan and Warsaw, and extra flights to and from London and Rome, making Ryanair the ideal choice for both business and leisure customers.

To celebrate the launch of our Cologne Winter 2015/16 schedule, as well as our 30th birthday, we are releasing 100,000 seats on sale from €19.99 for travel in April and May. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

For further information
please contact:                                          Robin Kiely                                      Liv Boeing
                                                                    Ryanair Ltd                                      Edelman Germany
                                                                    Tel: +353-1-9451212                     Tel: +49 89 41301 832
                                                                    press@ryanair.com                        ryanairde@edelman.com
                                                                    Follow us on Twitter: @Ryanair

Ryanair Cologne Growth

New Routes		Increased routes
Route	Frequency	Route	Frequency
Berlin	4 x daily	London STN	14 pw to 17 pw
Copenhagen	1 x daily	Palma	3 pw to 4 pw
Gran Canaria	1 x weekly	Rome CIA	1 to 2 x daily
Milan	2 x daily	Tenerife	2 to 3 x weekly
Porto	4 x weekly
Valencia	3 x weekly
Warsaw	1 x daily

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary